No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 3, 2010, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and nine months ended December 31, 2009.

Exhibit 2:

On February 3, 2010, Honda Motor Co., Ltd. revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2010 that were announced on October 27, 2009, based on various factors such as recent trends in the Company’s financial results.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on February 3, 2010, resolved to make a distribution of surplus (quarterly dividends) the record date of which is December 31, 2009, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations Honda Motor Co., Ltd.

Date: February 12, 2010

February 3, 2010

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER ENDED DECEMBER 31, 2009

Tokyo, February 3, 2010 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2009.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2009 totaled JPY 134.6 billion (USD 1,462 million), an increase of 565.1% from the same period in 2008. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 74.19 (USD 0.81), an increase of JPY 63.03 from JPY 11.16 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,240.7 billion (USD 24,329 million), a decrease of 11.5% from the same period in 2008, primarily due to unfavorable currency translation effects and decreased sales in the automobile business. Honda estimates that had the exchange rates remained the same from the corresponding period in 2008, revenue for the quarter would have decreased by approximately 6.0%.

Consolidated operating income for the quarter totaled JPY 176.9 billion (USD 1,922 million), an increase of 72.7%, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, despite decreased profit attributable to decreased sales and the unfavorable impact of currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 171.0 billion (USD 1,857 million), an increase of 97.1% from the same period in 2008.

Equity in income of affiliates amounted to JPY 32.8 billion (USD 356 million) for the quarter, an increase of 6.5% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, motorcycle unit sales totaled 2,378 thousand units, a decrease of 5.0% from the same period last year. Unit sales in Japan totaled 34 thousand units, a decrease of 22.7% compared to the same period last year. Unit sales outside of Japan totaled 2,344 thousand units, a decrease of 4.7% from the same period in 2008*, due mainly to decreased unit sales in Other Regions, including Brazil in South America, more than offsetting increased unit sales in Asia. Revenue from sales to external customers decreased 20.2%, to JPY 273.4 billion (USD 2,969 million) from the same period last year, due mainly to decreased unit sales and unfavorable currency translation effects. Operating income decreased 37.2% to JPY 15.8 billion (USD 172 million) from the same period last year, due primarily to decreased profit attributable to decreased sales, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,600 thousand units for the period.

Honda’s automobile unit sales totaled 914 thousand units, a decrease of 2.8% from the same period last year. In Japan, unit sales amounted to 177 thousand units, an increase of 31.1% compared to the same period last year due mainly to favorable sales of Insight, Fit and Step WGN together with tax breaks and subsidies for fuel-efficient vehicles. Unit sales outside of Japan decreased 8.4% to 737 thousand units from the corresponding period last year, due mainly to decreased unit sales in North America and Europe, more than offsetting increased unit sales in Asia, especially in China and India. Revenue from sales to external customers decreased 11.4% to JPY 1,749.5 billion (USD 18,996 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income increased 56.5% to JPY 110.4 billion (USD 1,199 million) from the same period last year, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, despite decreased profit attributable to decreased revenue and the unfavorable impact of currency effects.

Revenue from sales to external customers in the financial services business increased 5.8% to JPY 151.0 billion (USD 1,640 million) from the same period in 2008. Operating income increased 465.1% to JPY 53.6 billion (USD 583 million) from the same period in 2008, due primarily to the decreased allowance for losses on credit and lease residual values and a decrease in funding costs.

Honda’s power product unit sales totaled 988 thousand units, a decrease of 11.4% from the same period in 2008. In Japan, unit sales totaled 74 thousand units, a decrease of 32.7% from the same period last year. Unit sales outside of Japan totaled 914 thousand units, a decrease of 9.1% from the corresponding period last year, due mainly to decreased unit sales in North America and Europe, more than offsetting increased unit sales in Asia. Revenue from sales to external customers in power product and other businesses decreased by 9.1% to JPY 66.7 billion (USD 724 million) from the same period last year, due mainly to decreased unit sales of power products. Honda reported an operating loss of JPY 2.9 billion (USD 32 million), primarily due to decreased profit attributable to decreased revenue, which more than offset decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic area, in Japan, revenue from domestic and export sales amounted to JPY 870.5 billion (USD 9,452 million), down 19.3% compared to the same period last year, due primarily to a decrease of export sales in the automobile business. Operating income increased by JPY 74.3 billion amounting to JPY 10.0 billion (USD 109 million) from the same period in 2008, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, more than offsetting decreased profit attributable to decreased sales.

In North America, revenue decreased by 16.5% to JPY 1,028.9 billion (USD 11,172 million) from the same period in 2008, due mainly to decreased unit sales in the automobile business and the unfavorable impact of currency translation effects. Operating income increased by 58.1% to JPY 110.7 billion (USD 1,203 million) from the same period in 2008, due mainly to decreased SG&A expenses, including the decreased allowance for losses on credit and lease residual values, a decrease in funding costs in the financial services business and continuing cost reduction efforts, more than enough to compensate decreased profit attributable to decreased revenue and the unfavorable impact of currency effects.

In Europe, revenue decreased by 39.1% to JPY 182.2 billion (USD 1,978 million), from the same period in 2008, due primarily to decreased revenue in all of the business segments and the unfavorable impact of currency translation effects. Honda reported an operating loss of JPY 6.8 billion (USD 74 million), due mainly to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, despite decreased SG&A expenses.

In Asia, revenue increased by 3.1% to JPY 397.1 billion (USD 4,312 million) from the same period last year due mainly to increased sales in the automobile business, more than offsetting the unfavorable impact of currency translation effects. Operating income increased by 40.1% to JPY 35.0 billion (USD 380 million) from the same period in 2008, due mainly to increased profit attributable to increased revenue, decreased SG&A expenses and continuing cost reduction efforts, more than offsetting the unfavorable impact of currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other Regions including South America, the Middle East, Africa and Oceania, revenue decreased by 20.9% to JPY 241.0 billion (USD 2,617 million) compared to the same period last year, due mainly to the unfavorable impact of currency translation effects and decreased revenue in the motorcycle business. Operating income decreased by 58.4% to JPY 17.4 billion (USD 189 million) from the same period in 2008, due primarily to the unfavorable currency impacts and decreased profit attributable to decreased revenue.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥ 92.10=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2009.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2009 totaled JPY 196.2 billion (USD 2,131 million), a decrease of 38.1% from the same period in 2008. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 108.14 (USD 1.17), a decrease of JPY 66.53 from JPY 174.67 for the same period in 2008.

Consolidated revenue for the period amounted to JPY 6,299.6 billion (USD 68,400 million), a decrease of 23.4% from the same period in 2008, primarily due to decreased sales in the automobile business and unfavorable currency translation effects. Honda estimates that had the exchange rate remained the same from the corresponding period in 2008, revenue for the period would have decreased by approximately 14.6%.

Consolidated operating income for the period totaled JPY 267.6 billion (USD 2,906 million), a decrease of 42.0%, due primarily to decreased profit attributable to decreased revenue, the unfavorable impact of currency effects and the increase in fixed costs per unit as a result of reduced production, despite decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 242.6 billion (USD 2,634 million), a decrease of 47.3% from the same period in 2008.

Equity in income of affiliates amounted to JPY 69.3 billion (USD 754 million) for the period, a decrease of 27.9% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business segment, unit sales of motorcycles totaled 7,037 thousand units, a decrease of 13.3% from the same period in 2008. Unit sales in Japan totaled 131 thousand units, a decrease of 27.6%. Outside of Japan, total unit sales were 6,906 thousand units, a decrease of 12.9%*, due mainly to decreased unit sales in Asia and Other Regions including South America. Revenue from sales to external customers decreased 29.2%, to JPY 805.1 billion (USD 8,742 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income decreased by 70.0% to JPY 30.8 billion (USD 335 million) from the same period in 2008, due primarily to decreased profit attributable to decreased sales and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 4,170 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal nine months totaled 2,518 thousand units, a decrease of 11.2% from the same period in 2008. In Japan, unit sales totaled 463 thousand units, an increase of 11.6% compared to the same period last year, due mainly to favorable sales of Insight and FREED. Unit sales outside of Japan decreased 15.2% to 2,055 thousand units, due mainly to decreased unit sales in North America, despite increased unit sales in Asia. Revenue from sales to external customers decreased 24.2% to JPY 4,833.4 billion (USD 52,481 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income decreased by 65.7% to JPY 102.7 billion (USD 1,116 million) from the same period in 2008, due primarily to decreased profit attributable to decreased unit sales, unfavorable impact of currency effects and the increase in fixed costs per unit as a result of reduced production, more than offsetting decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Revenue from sales to external customers in the financial services business increased 3.3% to JPY 461.9 billion (USD 5,016 million) from the same period in 2008. Operating income increased 136.0% to JPY 147.6 billion (USD 1,604 million) from the same period in 2008, due primarily to the decreased allowance for losses on credit and lease residual values and a decrease in funding costs.

Honda’s unit sales of power products totaled 3,078 thousand units, down by 15.8% from the same period in 2008. In Japan, unit sales totaled 220 thousand units, a decrease of 47.0% from the same period last year. Unit sales outside of Japan decreased 11.8%, to 2,858 thousand units, due to a decline of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses decreased by 26.4% to JPY 199.0 billion (USD 2,161 million) from the same period in 2008, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported an operating loss of JPY 13.5 billion (USD 147 million), primarily due to decreased profit attributable to decreased revenue, more than offsetting decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic area, in Japan, revenue from domestic and export sales was JPY 2,411.4 billion (USD 26,183 million), down by 29.5% compared to the same period in 2008, due primarily to a decrease in export sales in the automobile businesses. Honda reported an operating loss of JPY20.3 billion (USD 221 million).

In North America, revenue decreased by 29.1% to JPY 2,904.2 billion (USD 31,533 million) from the same period in 2008 due mainly to decreased revenue in the automobile business and the unfavorable impact from foreign currency translation effects. Operating income decreased by 11.5% to JPY 165.6 billion (USD 1,799 million) from the same period in 2008.

In Europe, revenue decreased by 39.2% to JPY 617.3 billion (USD 6,703 million), from the same period in 2008, due primarily to decreased revenue in all of the business segments and the unfavorable impact of currency translation effects. Honda reported an operating loss of JPY 3.2 billion (USD 35 million).

In Asia, revenue decreased by 14.4% to JPY 1,089.4 billion (USD 11,829 million) from the same period in 2008, due mainly to the unfavorable impact of currency translation effects and decreased revenue in the automobile business. Operating income decreased by 16.3% to JPY 82.9 billion (USD 900 million) from the same period in 2008.

In Other Regions, revenue decreased by 31.9% to JPY 645.1 billion (USD 7,005 million) compared to the same period in 2008, due mainly to the unfavorable impact of currency translation effects and decreased revenue in the motorcycle business and automobile business. Operating income decreased by 78.8% to JPY 26.9 billion (USD 292 million) from the same period in 2008.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2009

From March 31, 2009, total assets decreased JPY 314.1 billion (USD 3,410 million), to JPY 11,504.8 billion (USD 124,917 million) at December 31, 2009, mainly due to decreased inventories and the currency translation effects, despite an increase in cash and cash equivalents. From March 31, 2009, total liabilities decreased by JPY 502.6 billion (USD 5,458 million), to JPY 7,185.9 billion (USD 78,023 million) at December 31, 2009, mainly due to decreased current liabilities and the currency translation effects, despite an increase in long-term liabilities. From March 31, 2009, total equity increased by JPY 188.5 billion (USD 2,047 million), to JPY 4,318.9 billion (USD 46,894 million), primarily due to net income despite dividend paid.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Consolidated cash and cash equivalents at December 31, 2009 increased by JPY 374.6 billion (USD 4,067 million) from March 31, 2009, to JPY 1,064.9 billion (USD 11,563 million). The reasons for the increases or decreases for each cash flow activity compared with the corresponding period of the previous year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 1,205.4 billion (USD 13,088 million) for the fiscal nine months ended December 31, 2009, mainly attributable to net income, depreciation, and decrease in inventories and trade accounts and notes receivable. Cash inflows from operating activities increased by JPY 829.2 billion (USD 9,003 million) compared with the corresponding period in 2008.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 464.2 billion (USD 5,041 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables and the purchase of operating lease assets, which exceeded collections of finance subsidiaries-receivables and the sales of operating lease assets. Cash outflows from investing activities decreased by JPY 750.2 billion (USD 8,146 million) compared with the corresponding period in 2008.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 372.4 billion (USD 4,044 million), due mainly to decrease in short-term debt, payment of long-term debt and dividends paid, which exceeded proceeds from long-term debt. Cash outflows from financing activities increased by JPY 1,013.4 billion (USD 11,004 million) compared with the corresponding period in 2008.

Forecasts for the Fiscal Year Ending March 31, 2010

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2010, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 87 and JPY 127, respectively, for the fourth quarter of the year ending March 31, 2010, and JPY 92 and JPY 131, respectively, for the full year ending March 31, 2010.

Projected unit sales for the full fiscal year ending March 31, 2010 are shown below.

	Unit (thousands)	Changes from FY2009 (thousands)
Motorcycle business	9,515	-599
Automobile business	3,400	-117
Power product and Other businesses	4,550	-637

FY2010 Forecasts for Consolidated Results

Fiscal year ending March 31, 2010

	Yen (billions)	Changes from FY 2009
Net sales and other operating revenue	8,530	-14.8%
Operating income	320	+68.7%
Income before income taxes and equity in income of affiliates	300	+85.5%
Net income attributable to Honda Motor Co., Ltd.	265	+93.4%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	146.04

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2010 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	-213.8
Cost reduction, the effect of raw material cost fluctuations, etc.	+41.0
SG&A expenses, excluding currency effect	+385.0
R&D expenses	+98.1
Currency effect	-180.0

Operating income compared with fiscal year 2009	+130.3

Fair value of derivative instruments	+22.0
Others	-14.1

Income before income taxes and equity in income of affiliates compared with fiscal year 2009	+138.2

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on February 3, 2010, resolved to make the quarterly dividend JPY 10 per share of common stock, the record date of which is December 31, 2009. The Company plans to distribute year-end dividend of JPY 10 per share for the year ended March 31, 2010. As a result, total dividend for the year ended March 31, 2010 is planned to be JPY 36 per share, an increase of JPY 4 per share from the previously expected annual dividend of JPY 32 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended December 31, 2009

(i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2009. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Noncontrolling interests in consolidated financial statements

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. This statement requires a noncontrolling interest in a subsidiary to be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. As the presentation and disclosure requirements of ASC 810 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the three months and nine months periods ended December 2009. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial position or results of operations.

(b) Adjustment resulting from change in fiscal year-end of a subsidiary

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principles and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was ¥6,214 million. Honda adjusted its consolidated financial statements for the nine months ended December 31, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2008 and 2009

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2008 unaudited	Three months ended Dec. 31, 2009 unaudited	Nine months ended Dec. 31, 2008 unaudited	Nine months ended Dec. 31, 2009 unaudited
Net sales and other operating revenue	2,533,257	2,240,740	8,227,343	6,299,607
Operating income	102,452	176,971	461,779	267,678
Income before income taxes and equity in income of affiliates	86,750	171,013	460,436	242,611
Net income attributable to Honda Motor Co., Ltd.	20,242	134,627	316,955	196,224

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	11.16	74.19	174.67	108.14

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2009 unaudited		Nine months ended Dec. 31, 2009 unaudited
Net sales and other operating revenue		24,329		68,400
Operating income		1,922		2,906
Income before income taxes and equity in income of affiliates		1,857		2,634
Net income attributable to Honda Motor Co., Ltd.		1,462		2,131

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd. per common share		0.81		1.17

Note: Certain revisions for misclassifications have been made to the prior years’ operating income, income before income taxes and equity in income of affiliates, net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share. Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[1] Consolidated Balance Sheets

	Yen (millions)
	December 31, 2009 unaudited	March 31, 2009 audited
Assets
Current assets:
Cash and cash equivalents	1,064,973	690,369
Trade accounts and notes receivable	776,898	854,214
Finance subsidiaries-receivables, net	1,044,001	1,172,030
Inventories	916,461	1,243,961
Deferred income taxes	200,577	198,158
Other current assets	366,502	462,446

Total current assets	4,369,412	4,621,178

Finance subsidiaries-receivables, net	2,381,870	2,400,282

Investments and advances:
Investments in and advances to affiliates	500,066	505,835
Other, including marketable equity securities	164,689	133,234

Total investments and advances	664,755	639,069

Property on operating leases:
Vehicles	1,622,380	1,557,060
Less accumulated depreciation	339,771	269,261

Net property on operating leases	1,282,609	1,287,799

Property, plant and equipment, at cost:
Land	477,510	469,279
Buildings	1,484,916	1,446,090
Machinery and equipment	3,219,214	3,133,439
Construction in progress	194,166	159,567

	5,375,806	5,208,375
Less accumulated depreciation and amortization	3,245,284	3,060,654

Net property, plant and equipment	2,130,522	2,147,721

Other assets	675,643	722,868

Total assets	11,504,811	11,818,917

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	December 31, 2009 unaudited	March 31, 2009 audited
Liabilities and Equity
Current liabilities:
Short-term debt	1,116,926	1,706,819
Current portion of long-term debt	774,907	977,523
Trade payables:
Notes	21,709	31,834
Accounts	688,890	674,498
Accrued expenses	487,371	562,673
Income taxes payable	19,216	32,614
Other current liabilities	228,652	251,407

Total current liabilities	3,337,671	4,237,368

Long-term debt, excluding current portion	2,359,901	1,932,637
Other liabilities	1,488,338	1,518,568

Total liabilities	7,185,910	7,688,573

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	44,857	43,965
Retained earnings	5,251,049	5,099,267
Accumulated other comprehensive income (loss), net	(1,283,287)	(1,322,828)
Treasury stock, at cost 20,223,845 shares at Dec. 31, 2009 and 20,219,430 shares at Mar. 31, 2009	(71,724)	(71,712)

Total Honda Motor Co., Ltd. shareholders’ equity	4,199,491	4,007,288

Noncontrolling interest	119,410	123,056

Total equity	4,318,901	4,130,344

Commitments and contingent liabilities

Total liabilities and equity	11,504,811	11,818,917

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[2] Consolidated Statements of Income

(A) For the three months ended December 31, 2008 and 2009

	Yen (millions)
	Three months ended December 31, 2008 unaudited	Three months ended December 31, 2009 unaudited
Net sales and other operating revenue	2,533,257	2,240,740
Operating costs and expenses:
Cost of sales	1,833,960	1,610,147
Selling, general and administrative	447,497	341,355
Research and development	149,348	112,267

Operating income	102,452	176,971
Other income:
Interest	11,386	4,372
Other	19,734	373
Other expenses:
Interest	6,266	1,172
Other	40,556	9,531

Income before income taxes and equity in income of affiliates	86,750	171,013
Income tax (benefit) expense:
Current	37,518	44,598
Deferred	55,633	19,842

Income (loss) before equity in income of affiliates	(6,401)	106,573
Equity in income of affiliates	30,795	32,806

Net income	24,394	139,379
Less: Net income attributable to noncontrolling interests	4,152	4,752

Net income attributable to Honda Motor Co., Ltd.	20,242	134,627

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	11.16	74.19

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

(B) For the nine months ended December 31, 2008 and 2009

	Yen (millions)
	Nine months ended December 31, 2008 unaudited	Nine months ended December 31, 2009 unaudited
Net sales and other operating revenue	8,227,343	6,299,607
Operating costs and expenses:
Cost of sales	5,943,508	4,720,520
Selling, general and administrative	1,398,935	986,049
Research and development	423,121	325,360

Operating income	461,779	267,678
Other income:
Interest	33,778	13,144
Other	22,099	1,085
Other expenses:
Interest	17,680	8,296
Other	39,540	31,000

Income before income taxes and equity in income of affiliates	460,436	242,611
Income tax (benefit) expense:
Current	100,717	81,272
Deferred	122,162	26,825

Income (loss) before equity in income of affiliates	237,557	134,514
Equity in income of affiliates	96,276	69,398

Net income	333,833	203,912
Less: Net income attributable to noncontrolling interests	16,878	7,688

Net income attributable to Honda Motor Co., Ltd.	316,955	196,224

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	174.67	108.14

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2008 unaudited	Nine months ended Dec. 31, 2009 unaudited
Cash flows from operating activities:
Net income	333,833	203,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	308,112	299,230
Depreciation of property on operating leases	144,001	171,724
Deferred income taxes	122,162	26,825
Equity in income of affiliates	(96,276)	(69,398)
Dividends from affiliates	33,932	86,016
Provision for credit and lease residual losses on finance subsidiaries-receivables	63,472	33,953
Impairment loss on investments in securities	22,822	313
Impairment loss on long-lived assets and goodwill excluding property on operating leases	19,367	54
Impairment loss on property on operating leases	7,538	3,265
Loss (gain) on derivative instruments, net	(43,386)	(29,312)
Decrease (increase) in assets:
Trade accounts and notes receivable	(82,449)	102,346
Inventories	(367,119)	351,805
Other current assets	(36,954)	130,049
Other assets	4,791	18,634
Increase (decrease) in liabilities:
Trade accounts and notes payable	8,162	17,161
Accrued expenses	(106,011)	(67,690)
Income taxes payable	5,631	(18,754)
Other current liabilities	8,293	8,028
Other liabilities	45,887	(18,057)
Other, net	(19,612)	(44,694)

Net cash provided by operating activities	376,196	1,205,410

Cash flows from investing activities:
Increase in investments and advances	(1,749)	(17,597)
Decrease in investments and advances	1,739	11,887
Payments for purchases of available-for-sale securities	(31,738)	(3,324)
Proceeds from sales of available-for-sale securities	24,895	1,994
Payments for purchases of held-to-maturity securities	(17,348)	(11,034)
Proceeds from redemptions of held-to-maturity securities	32,667	1,230
Capital expenditures	(457,628)	(296,458)
Proceeds from sales of property, plant and equipment	15,733	8,280
Acquisitions of finance subsidiaries-receivables	(2,072,549)	(1,157,260)
Collections of finance subsidiaries-receivables	1,620,230	1,276,994
Sales (purchases) of finance subsidiaries-receivables, net	128,762	(42,714)
Purchases of operating lease assets	(534,591)	(379,793)
Proceeds from sales of operating lease assets	77,027	143,498

Net cash used in investing activities	(1,214,550)	(464,297)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2008 unaudited	Nine months ended Dec. 31, 2009 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	456,467	(594,131)
Proceeds from long-term debt	1,047,155	939,245
Repayments of long-term debt	(733,269)	(659,844)
Dividends paid	(119,764)	(43,550)
Dividends paid to noncontrolling interests	(9,897)	(14,185)
Sales (purchases) of treasury stock, net	296	(12)

Net cash provided by (used in) financing activities	640,988	(372,477)

Effect of exchange rate changes on cash and cash equivalents	(114,122)	5,968

Net change in cash and cash equivalents	(311,488)	374,604
Cash and cash equivalents at beginning of the period	1,050,902	690,369

Cash and cash equivalents at end of the period	739,414	1,064,973

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	342,881	1,974,288	142,690	73,398	2,533,257	—	2,533,257
Intersegment	—	—	3,338	6,166	9,504	(9,504)	—

Total	342,881	1,974,288	146,028	79,564	2,542,761	(9,504)	2,533,257

Segment income (loss)	25,233	70,547	9,495	(2,823)	102,452	—	102,452

As of and for the three months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	273,460	1,749,537	151,031	66,712	2,240,740	—	2,240,740
Intersegment	—	—	2,998	7,178	10,176	(10,176)	—

Total	273,460	1,749,537	154,029	73,890	2,250,916	(10,176)	2,240,740

Segment income (loss)	15,855	110,426	53,655	(2,965)	176,971	—	176,971

(B) As of and for the nine months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,137,019	6,372,933	447,018	270,373	8,227,343	—	8,227,343
Intersegment	—	—	11,206	19,126	30,332	(30,332)	—

Total	1,137,019	6,372,933	458,224	289,499	8,257,675	(30,332)	8,227,343

Segment income (loss)	102,781	299,951	62,585	(3,538)	461,779	—	461,779

Assets	1,131,371	5,531,129	5,781,503	285,359	12,729,362	(691,980)	12,037,382
Depreciation and amortization	39,065	258,247	144,614	10,187	452,113	—	452,113
Capital expenditures	67,990	341,292	535,368	10,956	955,606	—	955,606

As of and for the nine months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	805,138	4,833,467	461,978	199,024	6,299,607	—	6,299,607
Intersegment	—	—	9,456	21,115	30,571	(30,571)	—

Total	805,138	4,833,467	471,434	220,139	6,330,178	(30,571)	6,299,607

Segment income (loss)	30,817	102,758	147,683	(13,580)	267,678	—	267,678

Assets	993,332	5,019,260	5,507,408	276,334	11,796,334	(291,523)	11,504,811
Depreciation and amortization	36,516	251,300	173,756	9,382	470,954	—	470,954
Capital expenditures	29,175	225,260	381,575	18,389	654,399	—	654,399

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 165,657 million as of December 31, 2008 and JPY 293,235 million as of December 31, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 144,001 million for the nine months ended December 31, 2008 and JPY 171,724 million for the nine months ended December 31, 2009, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 534,591 million for the nine months ended December 31, 2008 and JPY 379,793 million for the nine months ended December 31, 2009 respectively, of purchase of operating lease assets.

5.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	486,707	1,171,067	265,308	320,605	289,570	2,533,257	—	2,533,257
Transfers between geographic areas	592,567	60,571	34,110	64,674	15,136	767,058	(767,058)	—

Total	1,079,274	1,231,638	299,418	385,279	304,706	3,300,315	(767,058)	2,533,257

Operating income (loss)	(64,361)	70,077	1,138	24,995	41,899	73,748	28,704	102,452

As of and for the three months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	498,019	990,153	167,373	348,678	236,517	2,240,740	—	2,240,740
Transfers between geographic areas	372,524	38,819	14,845	48,502	4,525	479,215	(479,215)	—

Total	870,543	1,028,972	182,218	397,180	241,042	2,719,955	(479,215)	2,240,740

Operating income (loss)	10,034	110,778	(6,857)	35,024	17,439	166,418	10,553	176,971

(B) As of and for the nine months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,456,127	3,904,029	920,630	1,054,664	891,893	8,227,343	—	8,227,343
Transfers between geographic areas	1,966,275	190,839	94,050	218,694	56,148	2,526,006	(2,526,006)	—

Total	3,422,402	4,094,868	1,014,680	1,273,358	948,041	10,753,349	(2,526,006)	8,227,343

Operating income (loss)	14,483	187,186	20,732	99,088	127,002	448,491	13,288	461,779

Assets	3,210,205	6,534,535	838,282	1,087,068	623,594	12,293,684	(256,302)	12,037,382
Long-lived assets	1,091,718	1,749,035	109,896	252,503	134,478	3,337,630	—	3,337,630

As of and for the nine months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,351,857	2,791,075	576,460	950,906	629,309	6,299,607	—	6,299,607
Transfers between geographic areas	1,059,593	113,129	40,896	138,519	15,861	1,367,998	(1,367,998)	—

Total	2,411,450	2,904,204	617,356	1,089,425	645,170	7,667,605	(1,367,998)	6,299,607

Operating income (loss)	(20,348)	165,655	(3,227)	82,931	26,908	251,919	15,759	267,678

Assets	2,964,280	6,255,701	617,287	1,007,719	589,558	11,434,545	70,266	11,504,811
Long-lived assets	1,151,134	1,849,406	112,493	240,728	157,041	3,510,802	—	3,510,802

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 165,657 million as of December 31, 2008 and JPY 293,235 million as of December 31, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

3. Overseas sales and revenues based on the location of the customer

(A) For the three months ended December 31, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,163,927	263,612	396,305	349,114	2,172,958
Consolidated sales					2,533,257
Overseas sales ratio to consolidated sales	45.9%	10.4%	15.6%	13.9%	85.8%

For the three months ended December 31, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	985,905	165,658	406,206	259,619	1,817,388
Consolidated sales					2,240,740
Overseas sales ratio to consolidated sales	44.0%	7.4%	18.1%	11.6%	81.1%

(B) For the nine months ended December 31, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,885,573	913,837	1,268,134	1,057,051	7,124,595
Consolidated sales					8,227,343
Overseas sales ratio to consolidated sales	47.2%	11.1%	15.4%	12.9%	86.6%

For the nine months ended December 31, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,780,791	572,828	1,119,664	684,727	5,158,010
Consolidated sales					6,299,607
Overseas sales ratio to consolidated sales	44.1%	9.1%	17.8%	10.9%	81.9%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For nine months ended December 31, 2009

1. Information concerning dividends

(a)	Dividend payout

Resolved at the General Meeting of Shareholders on June 23, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	March 31, 2009
Effective date	June 24, 2009
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on July 29, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	June 30, 2009
Effective date	August 24, 2009
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on October 27, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	September 30, 2009
Effective date	November 25, 2009
Resource for dividend	Retained earnings

(b)	Dividends payable for the nine months ended December 31, 2009, for which the effective date is after December 31, 2009

Resolved by the Board of Directors at its meeting held on February 3, 2010

Total amount of dividends (million yen)	18,146
Dividend per share of common stock (yen)	10.00
Record date	December 31, 2009
Effective date	February 26, 2010
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the three months and nine months ended December 31, 2008 and for the year ended March 31, 2009 to conform to the presentation used for the three months and nine months ended December 31, 2009.

[8] Unit Sales Breakdown

For the three months and nine months ended December 31, 2008 and 2009

	Unit (thousands)
	Three months ended Dec. 31, 2008	Three months ended Dec. 31, 2009	Nine months ended Dec. 31, 2008	Nine months ended Dec. 31, 2009
MOTORCYCLES

Japan	44	34	181	131
	(44)	(34)	(181)	(131)
North America	75	47	248	144
	(48)	(22)	(143)	(75)
Europe	48	38	205	140
	(46)	(36)	(198)	(135)
Asia	1,878	1,892	6,074	5,575
	(1,878)	(1,892)	(6,074)	(5,575)
Other Regions	459	367	1,404	1,047
	(455)	(363)	(1,392)	(1,038)

Total	2,504	2,378	8,112	7,037
	(2,471)	(2,347)	(7,988)	(6,954)

AUTOMOBILES

Japan	135	177	415	463
North America	416	344	1,277	967
Europe	85	49	247	191
Asia	217	275	642	713
Other Regions	87	69	256	184

Total	940	914	2,837	2,518

POWER PRODUCTS

Japan	110	74	415	220
North America	343	283	1,238	1,162
Europe	284	233	834	622
Asia	225	253	770	743
Other Regions	153	145	399	331

Total	1,115	988	3,656	3,078

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[9] Net Sales Breakdown

For the three months and nine months ended December 31, 2008 and 2009

	Yen (millions)
	Three months ended Dec. 31, 2008	Three months ended Dec. 31, 2009	Nine months ended Dec. 31, 2008	Nine months ended Dec. 31, 2009
MOTORCYCLE BUSINESS

Japan	17,091	14,397	64,240	49,991
North America	39,275	19,484	142,633	77,008
Europe	26,393	22,674	138,870	86,955
Asia	117,703	114,797	362,709	323,428
Other Regions	142,419	102,108	428,567	267,756

Total	342,881	273,460	1,137,019	805,138

AUTOMOBILE BUSINESS

Japan	305,806	375,535	916,639	999,182
North America	982,909	816,679	3,276,571	2,233,062
Europe	222,110	129,250	714,055	443,134
Asia	267,259	280,953	866,860	766,803
Other Regions	196,204	147,120	598,808	391,286

Total	1,974,288	1,749,537	6,372,933	4,833,467

FINANCIAL SERVICES BUSINESS

Japan	6,062	6,109	18,062	18,428
North America	128,570	137,246	405,429	422,431
Europe	2,923	2,703	10,122	8,150
Asia	1,143	1,047	3,641	3,270
Other Regions	3,992	3,926	9,764	9,699

Total	142,690	151,031	447,018	461,978

POWER PRODUCT & OTHER BUSINESSES

Japan	31,340	27,311	103,807	73,996
North America	13,173	12,496	60,940	48,290
Europe	12,186	11,031	50,790	34,589
Asia	10,200	9,409	34,924	26,163
Other Regions	6,499	6,465	19,912	15,986

Total	73,398	66,712	270,373	199,024

TOTAL

Japan	360,299	423,352	1,102,748	1,141,597
North America	1,163,927	985,905	3,885,573	2,780,791
Europe	263,612	165,658	913,837	572,828
Asia	396,305	406,206	1,268,134	1,119,664
Other Regions	349,114	259,619	1,057,051	684,727

Total	2,533,257	2,240,740	8,227,343	6,299,607

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

February 3, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 1

FOR THE FISCAL THIRD QUARTER AND THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2009

		Third Quarter Results						Nine Months Results						Fiscal Year Results and Forecasts
	Yen (billions), Unit (thousands)	3 months ended Dec. 31, 2008		3 months ended Dec. 31, 2009		change Note [1]	%	9 months ended Dec. 31, 2008		9 months ended Dec. 31, 2009		change Note [1]	%	Year ended Mar. 31, 2009		Year ending Mar. 31, 2010		change Note 1%
	Net sales and other operating revenue	2,533.2		2,240.7		-292.5	-11.5%	8,227.3		6,299.6		-1,927.7	-23.4%	10,011.2		8,530.0		-1,481.2	-14.8%
	Operating income Note 2	102.4		176.9		74.5	72.7%	461.7		267.6		-194.1	-42.0%	189.6		320.0		130.3	68.7%
	<as a percentage of net sales>	<4.0	%>	<7.9	%>			<5.6	%>	<4.2	%>			<1.9	%>	<3.8	%>
	Income before income taxes and equity in income of affiliates Note 2,3	86.7		171.0		84.2	97.1%	460.4		242.6		-217.8	-47.3%	161.7		300.0		138.2	85.5%
	<as a percentage of net sales>	<3.4	%>	<7.6	%>			<5.6	%>	<3.9	%>			<1.6	%>	<3.5	%>
	Equity in income of affiliates	30.7		32.8		2.0	6.5%	96.2		69.3		-26.8	-27.9%	99.0		99.0		-0.0	-0.0%
	<as a percentage of net sales>	<1.2	%>	<1.5	%>			<1.2	%>	<1.1	%>			<1.0	%>	<1.2	%>
	Net income attributable to Honda Motor Co., Ltd. Note 2,3	20.2		134.6		114.3	565.1%	316.9		196.2		-120.7	-38.1%	137.0		265.0		127.9	93.4%
	<as a percentage of net sales>	<0.8	%>	<6.0	%>			<3.9	%>	<3.1	%>			<1.4	%>	<3.1	%>
	Change Factors in Operating income					74.5						-194.1						130.3
	Change in revenue, model mix, etc., excluding currency effects					-57.5						-389.7						-213.8
	Cost reduction, the effect of raw material cost fluctuations, etc.					38.7						-46.7						41.0
	Change in SG&A expenses, excluding currency effects					91.8						325.3						385.0
	Change in R&D expenses					37.0						97.7						98.1
	Currency effects					- 35.6						-180.6						-180.0
	Change in average rates					-(17.0)						-(137.2)						-(166.0)
	Translation effects					-(18.6)						-(43.4)						-(14.0)
	Change Factors in Other income/expenses					9.7						-23.7						7.9
	Unrealized gains and losses related to derivative instruments					4.5						-14.0						22.0
	Others					5.1						- 9.6						-14.1
Honda’s average rates	USD=	JPY 96				JPY 89		JPY 103				JPY 93		JPY 101				JPY 92 (4Q : JPY 87)
	EUR=	JPY 126				JPY 133		JPY 149				JPY 133		JPY 142				JPY 131 (4Q : JPY 127)
	Capital expenditures Note 4	123.2				98.2		421.0				261.8		599.1				370.0
	Depreciation and amortization Note 4	103.0				89.8		308.1				274.8		408.2				380.0
	Research and development expenses	149.3				112.2		423.1				325.3		563.1				465.0
Unit Sales Note 5	Motorcycle business Note 6	2,504		2,378		-126	-5.0%	8,112		7,037		-1,075	-13.3%	10,114		9,515		-599	-5.9%
	Japan	44		34		-10	-22.7%	181		131		-50	-27.6%	232		190		-42	-18.1%
	North America	75		47		-28	-37.3%	248		144		-104	-41.9%	320		210		-110	-34.4%
	Europe	48		38		-10	-20.8%	205		140		-65	-31.7%	276		205		-71	-25.7%
	Asia	1,878		1,892		14	0.7%	6,074		5,575		-499	-8.2%	7,523		7,505		-18	-0.2%
	Other Regions	459		367		-92	-20.0%	1,404		1,047		-357	-25.4%	1,763		1,405		-358	-20.3%
	Automobile business	940		914		-26	-2.8%	2,837		2,518		-319	-11.2%	3,517		3,400		-117	-3.3%
	Japan	135		177		42	31.1%	415		463		48	11.6%	556		650		94	16.9%
	North America	416		344		-72	-17.3%	1,277		967		-310	-24.3%	1,496		1,290		-206	-13.8%
	Europe	85		49		-36	-42.4%	247		191		-56	-22.7%	350		260		-90	-25.7%
	Asia	217		275		58	26.7%	642		713		71	11.1%	793		950		157	19.8%
	Other Regions	87		69		-18	-20.7%	256		184		-72	-28.1%	322		250		-72	-22.4%
	Power product business	1,115		988		-127	-11.4%	3,656		3,078		-578	-15.8%	5,187		4,550		-637	-12.3%
	Japan	110		74		-36	-32.7%	415		220		-195	-47.0%	516		290		-226	-43.8%
	North America	343		283		-60	-17.5%	1,238		1,162		-76	-6.1%	1,893		1,765		-128	-6.8%
	Europe	284		233		-51	-18.0%	834		622		-212	-25.4%	1,306		1,050		-256	-19.6%
	Asia	225		253		28	12.4%	770		743		-27	-3.5%	970		1,000		30	3.1%
	Other Regions	153		145		-8	-5.2%	399		331		-68	-17.0%	502		445		-57	-11.4%

Notes:

1	In this chart, “change” is calculated on the comparison with the same period of previous year.

2	During fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three months difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principle and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was JPY 6,214 million. Honda adjusted its consolidated financial statements as of and for the nine months ended December 31, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

3	Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. Upon the adoption of ASC 810, Honda has changed the account name of “Net income” into “Net income attributable to Honda Motor Co., Ltd.” and “Income before income taxes, minority interest and equity in income of affiliates” into “Income before income taxes and equity in income of affiliates”.

4	Capital expenditures exclude purchase of operating lease assets and acquisition of intangible assets, and depreciation and amortization exclude depreciation of property on operating leases and amortization of intangible assets.

5	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

6	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principle Accordingly, these unit sales are not included in the financial results and forecast.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

February 3, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 2

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2009

Unaudited Consolidated Balance Sheets

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	Dec. 31, 2009	Mar. 31, 2009
Assets

<Non-financial services businesses>
Current Assets:	3,329,072	3,512,567
Cash and cash equivalents	1,041,863	668,114
Trade accounts and notes receivable, net	419,816	436,467
Inventories	916,461	1,243,961
Other current assets	950,932	1,164,025
Investments and advances	896,441	876,976
Property, plant and equipment, net	2,110,853	2,128,368
Other assets	481,547	520,332
Total assets	6,817,913	7,038,243
<Finance Subsidiaries>
Cash and cash equivalents	23,110	22,255
Finance subsidiaries—short-term receivables, net	1,061,154	1,180,793
Finance subsidiaries—long-term receivables, net	2,383,473	2,401,469
Net property on operating leases	1,282,609	1,287,799
Other assets	757,062	843,400
Total assets	5,507,408	5,735,716
Reconciling Items	(820,510)	(955,042)
Total assets	11,504,811	11,818,917

Liabilities and Equity

<Non-financial services businesses>
Current liabilities:	1,672,246	2,070,075
Short-term debt	328,116	656,951
Current portion of long-term debt	20,879	19,803
Trade payables	717,740	710,395
Accrued expenses	406,290	465,115
Other current liabilities	199,221	217,811
Long-term debt, excluding current portion	176,987	89,891
Other liabilities	1,079,112	1,114,411
Total liabilities	2,928,345	3,274,377
<Finance Subsidiaries>
Short-term debt	1,307,857	1,697,481
Current portion of long-term debt	758,677	961,302
Accrued expenses	117,739	142,151
Long-term debt, excluding current portion	2,196,459	1,857,018
Other liabilities	479,547	495,361
Total liabilities	4,860,279	5,153,313
Reconciling Items	(602,714)	(739,117)
Total liabilities	7,185,910	7,688,573
Honda Motor Co., Ltd. shareholders’ equity	4,199,491	4,007,288
Noncontrolling interests	119,410	123,056
Total equity	4,318,901	4,130,344
Total liabilities and equity	11,504,811	11,818,917

Notes:

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is a replacement of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.

February 3, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2009

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the nine months ended December 31, 2008	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	304,835	28,998	—	333,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	307,499	144,614	—	452,113
Deferred income taxes	59,511	62,651	—	122,162
Equity in income of affiliates	(96,276)	—	—	(96,276)
Dividends from affiliates	33,932	—	—	33,932
Impairment loss on investments in securities	22,822	—	—	22,822
Impairment loss on long-lived assets and goodwill	19,367	7,538	—	26,905
Loss (gain) on derivative instruments, net	(20,615)	(22,771)	—	(43,386)
Decrease (increase) in trade accounts and notes receivable	(75,704)	(3,420)	(3,325)	(82,449)
Decrease (increase) in inventories	(367,119)	—	—	(367,119)
Increase (decrease) in trade accounts and notes payable	11,743	—	(3,581)	8,162
Other, net	(93,333)	62,601	(3,771)	(34,503)

Net cash provided by operating activities	106,662	280,211	(10,677)	376,196

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(116,710)	—	125,176	8,466
Capital expenditures	(456,851)	(777)	—	(457,628)
Proceeds from sales of property, plant and equipment	15,526	207	—	15,733
Decrease (increase) in finance subsidiaries-receivables	—	(341,268)	17,711	(323,557)
Purchase of operating lease assets	—	(534,591)	—	(534,591)
Proceeds from sales of operating lease assets	—	77,027	—	77,027

Net cash used in investing activities	(558,035)	(799,402)	142,887	(1,214,550)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	352,082	233,070	(128,685)	456,467
* Proceeds from long-term debt	48,998	1,010,869	(12,712)	1,047,155
* Repayment of long-term debt	(11,266)	(733,734)	11,731	(733,269)
Proceeds from issuance of common stock	—	2,544	(2,544)	—
Dividends paid	(119,764)	—	—	(119,764)
Dividends paid to noncontrolling interests	(9,897)	—	—	(9,897)
Sales (purchases) of treasury stock, net	296	—	—	296

Net cash provided by (used in) financing activities	260,449	512,749	(132,210)	640,988

Effect of exchange rate changes on cash and cash equivalents	(117,066)	2,944	—	(114,122)

Net change in cash and cash equivalents	(307,990)	(3,498)	—	(311,488)

Cash and cash equivalents at beginning of period	1,022,466	28,436	—	1,050,902

Cash and cash equivalents at end of period	714,476	24,938	—	739,414

February 3, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2009

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the nine months ended December 31, 2009	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	124,702	79,210	—	203,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	297,198	173,756	—	470,954
Deferred income taxes	1,950	24,875	—	26,825
Equity in income of affiliates	(69,398)	—	—	(69,398)
Dividends from affiliates	86,016	—	—	86,016
Impairment loss on investments in securities	313	—	—	313
Impairment loss on long-lived assets and goodwill	54	3,265	—	3,319
Loss (gain) on derivative instruments, net	(8,370)	(20,942)	—	(29,312)
Decrease (increase) in trade accounts and notes receivable	41,488	63,615	(2,757)	102,346
Decrease (increase) in inventories	351,805	—	—	351,805
Increase (decrease) in trade accounts and notes payable	20,239	—	(3,078)	17,161
Other, net	10,989	24,775	5,705	41,469

Net cash provided by operating activities	856,986	348,554	(130)	1,205,410

Cash flows from investing activities:
* Decrease (increase) in investments and advances	113,273	(5,708)	(124,409)	(16,844)
Capital expenditures	(294,676)	(1,782)	—	(296,458)
Proceeds from sales of property, plant and equipment	8,068	212	—	8,280
Decrease (increase) in finance subsidiaries-receivables	—	68,214	8,806	77,020
Purchase of operating lease assets	—	(379,793)	—	(379,793)
Proceeds from sales of operating lease assets	—	143,498	—	143,498

Net cash used in investing activities	(173,335)	(175,359)	(115,603)	(464,297)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	(345,805)	(364,457)	116,131	(594,131)
* Proceeds from long-term debt	104,970	836,915	(2,640)	939,245
* Repayment of long-term debt	(16,657)	(645,429)	2,242	(659,844)
Dividends paid	(43,550)	—	—	(43,550)
Dividends paid to noncontrolling interests	(14,185)	—	—	(14,185)
Sales (purchases) of treasury stock, net	(12)	—	—	(12)

Net cash provided by (used in) financing activities	(315,239)	(172,971)	115,733	(372,477)

Effect of exchange rate changes on cash and cash equivalents	5,337	631	—	5,968

Net change in cash and cash equivalents	373,749	855	—	374,604

Cash and cash equivalents at beginning of period	668,114	22,255	—	690,369

Cash and cash equivalents at end of period	1,041,863	23,110	—	1,064,973

Notes:

1	During fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three months difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principle and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was JPY 6,214 million. Honda adjusted its consolidated financial statements as of and for the nine months ended December 31, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

2	Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is a replacement of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. Upon the adoption of ASC 810, presentation of cash flows has been changed.

3	Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt, and repayment of long-term debt (marked by *). The amount of the loans to finance subsidiaries is a JPY 122,632 million increase for the fiscal nine months ended December 31, 2008, and a JPY 124,409 million decrease for the fiscal nine months ended December 31, 2009, respectively.

4	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

February 3, 2010

Honda Motor Co., Ltd.

UNCONSOLIDATED FINANCIAL FORECASTS

FOR THE FISCAL YEAR ENDING MARCH 31, 2010

(Parent company only)

Yen (billions), Unit (thousands)	Results of the fiscal year ended Mar. 31, 2009		Forecasts for the fiscal year ending Mar. 31, 2010		change from results of the fiscal year ended Mar. 31, 2009%		Previous forecasts for the fiscal year ending Mar. 31, 2010 (announced Oct. 27, 2009)		change from the previous forecasts	%
Net sales	3,404.5		2,690.0		-714.5	-21.0%	2,670.0		20.0	0.7%
Domestic	972.1		1,134.0		161.8	16.7%	1,144.0		-10.0	-0.9%
Export	2,432.4		1,556.0		-876.4	-36.0%	1,526.0		30.0	2.0%
Operating income	-158.4		-100.0		58.4	—	-175.0		75.0	—
<as a percentage of net sales>	<-4.7	%>	<-3.7	%>			<-6.6	%>
Ordinary income	-3.2		215.0		218.2	—	119.0		96.0	80.7%
<as a percentage of net sales>	<-0.1	%>	<8.0	%>			<4.5	%>
Net income	-59.6		216.0		275.6	—	150.0		66.0	44.0%
<as a percentage of net sales>	<-1.8	%>	<8.0	%>			<5.6	%>
Change Factors in Operating income					58.4				75.0
Change in revenue, model mix, etc					-176.8				12.0
Cost reduction, including the effect of raw material cost fluctuations					37.0				19.0
Change in SG&A expenses, excluding R&D expenses					131.0				-2.0
Change in R&D expenses					119.2				30.0
Currency effects					-52.0				16.0
Change Factors in Other income / expenses					159.8				21.0
Change in fair value of derivative instruments					36.0				—
Others					123.8				21.0
Honda’s average rates USD=	JPY 101				JPY 92				JPY 90
Honda’s average rates EUR=	JPY 142				JPY 131				JPY 129
Capital expenditures	149.0				120.0				130.0
Motorcycle production-related	17.3				5.0				5.0
Automobile production-related	67.7				74.0				78.0
Power product production-related	1.2				1.0				1.0
Others	62.6				40.0				46.0
Depreciation	88.8				85.0				85.0
Research and development expenses	589.2				470.0				500.0
Unit sales in motorcycle business	652		375		-277	-42.6%	370		5	1.4%
Domestic	233		190		-43	-18.7%	193		-3	-1.6%
Export	419		185		-234	-55.9%	177		8	4.5%
Unit sales in automobile business	1,193		930		-263	-22.1%	950		-20	-2.1%
Domestic	570		670		99	17.3%	685		-15	-2.2%
Registration vehicles	384		510		125	32.7%	525		-15	-2.9%
Mini vehicles	186		160		-26	-14.3%	160		—	—
Export	622		260		-362	-58.2%	265		-5	-1.9%
Unit sales in power product business	1,282		775		-507	-39.6%	785		-10	-1.3%
Domestic	513		290		-223	-43.5%	285		5	1.8%
Export	768		485		-283	-36.9%	500		-15	-3.0%

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

[Translation]

February 3, 2010

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2010

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2010 that were announced on October 27, 2009, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2010

(Millions of Yen, except Basic net income per common share)	Net sales and other operating revenue	Operating income	Income before income taxes	Net income attributable to Honda Motor Co., Ltd.	Basic net income per Common share attributable to Honda Motor Co., Ltd. (Yen)
Forecast announced on October 27, 2009 (A)	8,450,000	190,000	170,000	155,000	85.42
Forecast revised on February 3, 2010 (B)	8,530,000	320,000	300,000	265,000	146.04
Change (B-A)	80,000	130,000	130,000	110,000	—
Percentage change (%)	0.9%	68.4%	76.5%	71.0%	—
(Reference) Results of the fiscal year ended March 31, 2009	10,011,241	189,643	161,734	137,005	75.50

Basis for Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2010

Due mainly to changes in revenue, model mix, etc., continuing cost reduction efforts, revision of R&D and foreign currency effects, consolidated operating income, income before income taxes and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the previous forecast announced on October 27, 2009.

Revision of Forecast for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2010

(Millions of Yen, except Basic net income per common share)	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast announced on October 27, 2009 (A)	2,670,000	- 175,000	119,000	150,000	82.66
Forecast revised on February 3, 2010 (B)	2,690,000	- 100,000	215,000	216,000	119.03
Change (B-A)	20,000	75,000	96,000	66,000	—
Percentage change (%)	0.7%	—	80.7%	44.0%	—
(Reference) Results of the fiscal year ended March 31, 2009	3,404,554	- 158,447	- 3,244	- 59,666	- 32.88

Basis for Revision of Forecast for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2010

Due mainly to continuing cost reduction efforts, revision of R&D and foreign currency effects, unconsolidated operating income, ordinary income and net income are now expected to exceed the previous forecast announced on October 27, 2009.

*	For more detail, please refer to the “Presentation”, “consolidated financial summary for the fiscal third quarter and the fiscal nine months ended December 31, 2009” and “unconsolidated financial forecasts for the fiscal year ending March 31, 2010” included in the “consolidated financial results for the fiscal third quarter and nine months ended December 31, 2009” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

[Translation]

February 3, 2010

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for Fiscal 2010

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on February 3, 2010, resolved to make a distribution of surplus (quarterly dividends) the record date of which is December 31, 2009, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2010 as follows.

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on October 27, 2009)	Dividends Paid for the Third Quarter in Fiscal 2009
Record Date	December 31, 2009	Same as on left	December 31, 2008
Dividend per Share of Common Stock (yen)	10	8	11
Total Amount of Dividends (million yen)	18,146	—	19,960
Effective Date	February 26, 2010	—	February 26, 2009
Resource for Dividend	Retained Earnings	—	Retained Earnings

2.	Details of the Revised Dividend Payments

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter (Interim)	The End of Third Quarter	Year-end	Total
Latest Dividend Forecast (Announced on October 27, 2009)	—	—	—	8	32
Projected Dividends	—	—	—	10	36
Performance in Fiscal 2010	8	8	10	—	—
Performance in Fiscal 2009	22	22	11	8	63

3.	The basis for revising the projected dividends for the fiscal year ending March 31, 2010 which was announced on October 27, 2009

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues, and makes distributions after taking into account its long-term consolidated earnings performance. The Company resolved that ¥10 of the quarterly dividend payment per share of common stock for the third quarter is expected to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2010. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2010 that was announced on October 27, 2009.